NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-24 NOV 16, 2006

Rubicon announces partner-funded, Phase II drill program
on the Golden Promise Property

David W Adamson, President and CEO of Rubicon Minerals Corp (RMX.TSX : RBY.AMEX) is pleased to announce that a 12-hole, 3,000 metres Phase II drill program has commenced on the Golden Promise property in central Newfoundland. The drill program, funded by partner Crosshair Exploration & Mining Ltd (“Crosshair” - CXX.TSX-V) will follow-up on the positive results from a recently completed drill program on the property (August 2006) which returned some of the highest grade intersections of gold to date and added 100 metres of strike length to the Jaclyn Main Zone. The Phase II drill program will focus on extending the Jaclyn Main Zone beyond the currently defined 475 metres strike length and 192 metres depth.

All eight holes collared to test the Jaclyn Main Zone during the August 2006 program intersected visible gold. In addition, the program was successful in identifying a new hanging wall zone intersected in three of the holes. The hanging wall zone returned high grade values up to 93.71 g/t gold over 1.40 metres including 327.97 g/t gold over 0.40 metres from GP06-52 and 10.37 g/t gold over 1.75 metres including 30.92 g/t gold over 0.3 metres from GP06-61.

Significant results from the Jaclyn Main Zone include:

GP06-52: 3.02 g/t gold over 1.35 metres including 7.21 g/t gold over 0.55 metres
GP06-53: 5.40 g/t gold over 1.75 metres including 16.00 g/t gold over 0.35 metres
GP06-54: 5.35 g/t gold over 1.35 metres including 13.56 g/t gold over 0.45 metres
GP06-55: 5.96 g/t gold over 1.40 metres including 15.00 g/t gold over 0.45 metres
GP06-56: 12.17 g/t gold over 1.65 metres including 39.56 g/t gold over 0.50 metres
GP06-57: 3.97 g/t gold over 1.30 metres including 17.00 g/t gold over 0.30 metres;
GP06-58: 5.75 g/t gold over 1.35 metres including 13.94 g/t gold over 0.55 metres; and
GP06-61: 9.47 g/t gold over 1.40 metres including 27.67 g/t gold over 0.45 metres.

The Golden Promise project is being explored under the terms of an option agreement between Rubicon and Crosshair Exploration & Mining Ltd. whereby Crosshair can earn a 60% interest by spending $4.0 million over four years including $750,000 firm in the first year of the agreement (see news release dated May 2, 2006).

The Golden Promise Project work is being carried out by David Mullen, Consulting Geologist to Rubicon and supervised by David Copeland, M.Sc., P.Geol, the Qualified Person under the definition of NI 43-101.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX. Rubicon is planning to carry out through a Plan of Arrangement, a corporate re-organization which, subject to certain conditions being satisfied as described in the Information Circular filed under Rubicon on www.sedar.com, will result in the creation of two new companies to house Rubicon's current Newfoundland and African assets.

RUBICON MINERALS CORPORATION

”David W. Adamson”

President & CEO

The assaying for the reported intercepts was conducted on sawn NQ-sized half core sections by Eastern Analytical of Springdale, Newfoundland using the metallic screen fire assay procedure and 1 A.T. fire assay. Standards and blanks were included in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed

Forward Looking Statement

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding future exploration programs, joint venture partner participation and Rubicon’s Plan of Arrangement.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon’s proposed transactions, the availability of financing for Rubicon’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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